UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                  AEROGEN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007779309
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                                 (CUSIP Number)

   Mitchell D. Kaye, Manager                        with a copy to:
   Xmark Asset Management, LLC                      Steven E. Siesser, Esq.
   152 West 57th Street                             Lowenstein Sandler PC
   21st Floor                                       65 Livingston Avenue
   New York, New York  10019                        Roseland, New Jersey  07068
   (212) 247-8200                                   (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         007779309
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  New York, United States
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    Number of                      7. Sole Voting Power:                  *
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   1,685,596*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   26.1%*
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14. Type of Reporting Person (See Instructions):  IA
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*   Xmark Asset Management, LLC, a New York limited  liability  company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of November 4, 2004, Xmark LP is the holder of (i) 74,025 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 740,250 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), (ii) warrants expiring on March 22, 2009, which entitle Xmark LP to purchase up to an aggregate of 339,600 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark LP March 2009 Warrants"), which exercise price is subject to adjustment as set forth in the Xmark LP March 2009 Warrants, (iii) warrants expiring on May 11, 2009, which entitle Xmark LP to purchase up to an aggregate of 400,650 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark LP May 2009 Warrants", and together with the Xmark LP March 2009 Warrants, the "Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the Xmark LP May 2009 Warrants and (iv) 8,411 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark LP for the quarters ended March 31, 2004 and June 30, 2004. As of November 4, 2004, Xmark Ltd is the holder of (i) 92,641 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 926,410 shares of Common Stock, (ii) warrants expiring on March 22, 2009, which entitle Xmark Ltd to purchase up to an aggregate of 425,010 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark Ltd March 2009 Warrants"), which exercise price is subject to adjustment as set forth in the Xmark Ltd March 2009 Warrants, (iii) warrants expiring on May 11, 2009, which entitle Xmark Ltd to purchase up to an aggregate of 501,400 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark Ltd May 2009 Warrants", and together with the Xmark Ltd March 2009 Warrants, the "Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the Xmark Ltd May 2009 Warrants and (iv) 10,525 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark Ltd for the quarters ended March 31, 2004 and June 30, 2004. The terms of the Xmark LP Preferred, the Xmark Ltd Preferred, the Xmark LP Warrants and the Xmark Ltd Warrants preclude each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred or exercising the Xmark LP Warrants and the Xmark Ltd Warrants if the conversion or exercise thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion or exercise (the "Issuance Limitation"). Each such Issuance Limitation is waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,685,596 shares of Common Stock, or approximately 26.1% of the shares of Common Stock deemed issued and outstanding as of November 4, 2004.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Aerogen, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices located at 2071 Stierlin Court, Suite 100, Mountain View, California 94043.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Xmark Asset Management, LLC, a New York limited liability company ("XAM"). XAM's business address is 152 West 57th Street, 21st Floor, New York, New York 10019.

          XAM serves as the investment manager for Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP") and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). Xmark LP and Xmark Ltd are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mitchell  D.  Kaye,   whose  business   address  is  c/o  Xmark  Asset
Management, LLC, 152 West 57th Street, 21st Floor, New York, New York 10019, is the sole Manager of XAM.

          Neither of XAM nor Mr. Kaye has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either XAM or Mr. Kaye been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which XAM or Mr. Kaye, respectively, was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Kaye is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source of the funds used in making the purchases of the Company's securities described herein was working capital.


Item 4.   Purpose of Transaction.
          ----------------------

          As the beneficial owner of the percentage of the Company's outstanding Common Stock described in Item 5 of the Schedule 13D, XAM can influence the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders. Such corporate actions may include, and are not limited to, the approval of each of the types of actions described in (a) through (g) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any similar actions.

          XAM also has the power to influence the strategic direction of the Company as a result of restrictive covenants contained in the Certificate of

Designations of the Series A-1 Preferred Stock, par value $0.001 per share of the Company (the "Preferred Stock") described in Item 6 of the Schedule 13D. In addition, under the terms of the Purchase Agreement described in Item 6 of the
Schedule 13D, Xmark LP and Xmark Ltd have the right (which has not been exercised to date) to designate two members to the Company's Board of Directors, and to remove or replace their designees, until they no longer collectively own at least 80,000 shares of Preferred Stock in the aggregate.

          XAM may from time to time seek to utilize its voting and other rights to change or influence control of, and to influence the corporate affairs of, the Company, including through the use of its influence on the approval of any of the events referred to above.

          XAM intends to continue to evaluate the business and business prospects of the Company and its present and future interest in, and intentions with respect to, the Company, and in connection therewith may from time to time consult with other stockholders of the Company.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information reported by the Company in its prospectus relating to Registration Statement No. 333-115813 filed with the Securities and Exchange Commission on August 17, 2004, there were 4,784,506 shares of Common Stock outstanding as of August 2, 2004. As of November 4, 2004, Xmark LP is the holder of (i) 74,025 shares (the "Xmark LP Preferred") of the Company's Preferred Stock, which are presently convertible into 740,250 shares of the Company's Common Stock, (ii) warrants expiring on March 22, 2009, which entitle Xmark LP to purchase up to an aggregate of 339,600 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark LP March 2009 Warrants"), which exercise price is subject to adjustment as set forth in the Xmark LP March 2009 Warrants, (iii) warrants expiring on May 11, 2009, which entitle Xmark LP to purchase up to an aggregate of 400,650 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark LP May 2009 Warrants", and together with the Xmark LP March 2009 Warrants, the "Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the Xmark LP May 2009 Warrants and (iv) 8,411 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark LP for the quarters ended March 31, 2004 and June 30, 2004. As of November 4, 2004, Xmark Ltd is the holder of
(i) 92,641 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 926,410 shares of Common Stock, (ii) warrants expiring on March 22, 2009, which entitle Xmark Ltd to purchase up to an aggregate of 425,010 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark Ltd March 2009 Warrants"), which exercise price is subject to adjustment as set forth in the Xmark Ltd March 2009 Warrants, (iii) warrants expiring on May 11, 2009, which entitle Xmark Ltd to purchase up to an aggregate of 501,400 shares of Common Stock at an exercise price of $3.25 per share (the "Xmark Ltd May 2009 Warrants", and together with the Xmark Ltd March 2009 Warrants, the "Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the Xmark Ltd May 2009 Warrants and (iv) 10,525 shares of Common Stock issued in lieu of the cash payment of quarterly dividends on the Preferred Stock held by Xmark Ltd for the quarters ended March 31, 2004 and June 30, 2004.

          The terms of the Xmark LP Preferred, the Xmark Ltd Preferred, the Xmark LP Warrants and the Xmark Ltd Warrants preclude each of Xmark LP and Xmark Ltd from converting the Xmark LP Preferred and the Xmark Ltd Preferred or exercising the Xmark LP Warrants and the Xmark Ltd Warrants if the conversion or exercise thereof would result in Xmark LP, Xmark Ltd and/or their affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following any such conversion or exercise (the "Issuance Limitation"). Each such Issuance Limitation is waivable by Xmark LP and Xmark Ltd, respectively, providing 61 days' advance written notice to the Company. On November 3, 2004, Xmark LP and Xmark Ltd each provided a written waiver of the Issuance Limitation to the Company with respect to the Xmark LP Preferred and the Xmark Ltd Preferred. As a result of this waiver and as a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,685,596 shares of Common Stock, or approximately 26.1% of the shares of Common Stock deemed issued and outstanding as of November 4, 2004.

          During the sixty days prior to November 4, 2004, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the terms of a Purchase Agreement (the "Purchase Agreement"), dated as of March 11, 2004, by and among the Company, Xmark LP and Xmark Ltd, as Lead Investor, and the other investors set forth on Schedules I, II and III thereto (collectively, the "Investors"), the Company issued to the Investors 1,142,094 shares of Preferred Stock and warrants (the "Warrants") to purchase up to 11,249,390 shares of Common Stock at an exercise price of $3.25 per share (the "Financing"). The Preferred Stock is convertible into up to 11,420,940 shares of Common Stock at a conversion price of $3.00 per share. The conversion price of the Preferred Stock and the exercise price of the Warrants are each subject to adjustment upon the occurrence of certain events, which may result in an increase in the number of shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of the Warrants.

          The Financing was effected through two closings. In the first closing, on March 23, 2004, the Company issued 499,981 shares of Preferred Stock and warrants to purchase up to 4,999,810 shares of Common Stock, for an aggregate cash purchase price of $14,999,430. In the second closing, on May 12, 2004, (i) the Company issued 589,881 shares of Preferred Stock and warrants to purchase up to 5,898,810 shares of Common Stock, for an aggregate cash purchase price of $17,696,430 and (ii) SF Capital Partners, Ltd. ("SF Capital") and the Carpenter 1983 Family Trust UA exchanged the outstanding debentures previously issued to them by the Company for an aggregate of 52,232 shares of Preferred Stock. SF Capital also received a warrant to purchase up to 350,770 shares of Common Stock at an exercise price of $3.25 per share in connection with its debt exchange.

          In addition, each holder of Preferred Stock is entitled to receive cumulative dividends in preference to any dividend on the Common Stock at the rate of 6% of the stated value per share of the Preferred Stock, which is currently $30.00, paid quarterly in arrears on the first day of January, April, July and October in each year. Dividends may be paid, at the Company's election, out of legally available funds or through the issuance of shares of Common Stock. If dividends are paid in Common Stock, Xmark LP and Xmark Ltd may receive additional shares of Common Stock.

          The terms of the Preferred Stock and Warrants preclude each Investor from converting Preferred Stock or exercising Warrants if the conversion or exercise would result in the Investor and/or its affiliates beneficially owning in excess of 4.99% of the Company's outstanding Common Stock following the conversion or exercise. Each Investor can waive this provision with respect to the Preferred Stock or Warrants it holds by providing 61 days' advance written notice to the Company.

          The holders of Preferred Stock are entitled to vote together with the holders of Common Stock as a single class. Each share of Preferred Stock has the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock is convertible.

          In connection with the Financing, the Company, Xmark LP, Xmark Ltd and the other Investors entered into a Registration Rights Agreement, dated March 22, 2004, pursuant to which the Company agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission for the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock, exercise of the Warrants as well as the shares of Common Stock issuable as dividends on the Preferred Stock in lieu of cash. The Company also agreed to perform various other obligations and agreements related to such registration.

          Under the terms of the Purchase Agreement, Xmark LP and Xmark Ltd have the right to designate two members to the Company's Board of Directors, and to remove or replace their designees, until they no longer collectively own at least 80,000 shares of Preferred Stock in the aggregate.

          The Certificate of Designations of the Preferred Stock contains provisions which, so long as at least two hundred thousand (200,000) shares of Preferred Stock are outstanding (appropriately adjusted for any stock dividend, split, combination or other recapitalization), prohibit the Company from taking certain material actions, such as, among other things, amending its charter and bylaws, entering into a change in control transaction, materially changing the nature of the business, paying dividends, without the vote of (i) the holders of at least a majority of the Preferred Stock, and (ii) each of Xmark LP and Xmark Ltd (so long as they collectively own at least 80,000 shares of Preferred Stock in the aggregate, appropriately adjusted for any stock dividend, split, combination or other recapitalization).

          In addition, the Certificate of Designations of the Preferred Stock provides that so long as at least two hundred thousand (200,000) shares of Preferred Stock are outstanding (appropriately adjusted for any stock dividend, split, combination or other recapitalization), Xmark LP, Xmark Ltd and the other Investors have a right of first refusal in connection with any equity or debt issuances by the Company at any time prior to March 23, 2005, pro rata in accordance with such Investor's Preferred Stock ownership.

          The  descriptions of the  transactions and agreements set forth in the
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to the Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between XAM and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Purchase Agreement, dated as of March 11, 2004, by and between the Company, Xmark LP, Xmark Ltd, and the other Investors, incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 26, 2004.

          2. Certificate of Designations, Preferences and Rights of Series A-1 Preferred Stock of the Company, dated March 19, 2004, incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 26, 2004.

          3. Form of Warrant, incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 26, 2004.

          4. Registration Rights Agreement, dated as of March 22, 2004, by and between the Company and the Investors, incorporated by reference to Exhibit
10.27 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 26, 2004.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            As of November 4, 2004

                                            XMARK ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).